SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  22 March 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 22 March 2006 re: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).





(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director
FRANS HIJKOOP

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

AESOP1 ACCOUNT (LTSBRCNL AESOP1):     920

HILL SAMUEL OFFSHORE TRUST

COMPANY LIMITED (HSOTC):            8,314


CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN: 28,182



8 State the nature of the transaction
On 20th March 2006, 10,891 ordinary shares of 25 pence each were acquired for Mr. Hijkoop at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 36,918 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Hijkoop on the release date will depend on the extent to which the relevant performance target is met.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:           920

HSOTC:                  19,205

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN: 65,100

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
20TH MARCH, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
471,728

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 22ND MARCH, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).






(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH




7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
MR. C.M. WISCARSON:                                   38,920

LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

AESOP1 ACCOUNT (LTSBRCNL AESOP1):                      3,526

HILL SAMUEL OFFSHORE TRUST

COMPANY LIMITED (HSOTC):                              21,093

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN:          71,502

SAVE & PROSPER

PERSONAL EQUITY PLAN

FOR MRS WISCARSON:           6,963


8 State the nature of the transaction

On 20th March 2006, 16,258 ordinary shares of 25 pence each were acquired for Mr. Wiscarson at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 55,112 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Wiscarson on the release date will depend on the extent to which the relevant performance target is met.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.




15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. C.M. WISCARSON:                                    38,920

LTSBRCNL AESOP1:                                        3,526

HSOTC:                                                 37,351

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN:          126,614

SAVE & PROSPER

PERSONAL EQUITY PLAN

FOR MRS WISCARSON:                                     6,963

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
20TH MARCH, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,007,017

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043




Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE SECRETARY

Date of notification 22ND MARCH, 2006






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).






(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

AESOP1 ACCOUNT (LTSBRCNL AESOP1):                        989

HILL SAMUEL OFFSHORE TRUST

COMPANY LIMITED (HSOTC):                              12,317

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN:          41,752



8 State the nature of the transaction

On 20th March 2006, 10,891 ordinary shares of 25 pence each were acquired for Mrs. Sergeant at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 36,918 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mrs. Sergeant on the release date will depend on the extent to which the relevant performance target is met.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                            989

HSOTC:                                   23,208

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN: 78,670

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
20TH MARCH, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
470,090

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 22ND MARCH, 2006






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).





(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director HELEN ALISON WEIR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
HOLDING OF DIRECTOR

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF DIRECTOR

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                      670

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mrs Weir (Single company maxi ISA):                3,322

Hill Samuel Offshore Trust Company Limited (HSOTC): 16,628

Conditional award of performance shares under the

Lloyds TSB performance share plan:                  56,366




8 State the nature of the transaction

On 20th March 2006, 20,062 ordinary shares of 25 pence each were acquir ed for Mrs. Weir at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 68,008 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mrs. Weir on the release date will depend on the extent to which the relevant performance target is met.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                            670

LTSBR(I)NL:

- Mrs Weir (Single company maxi ISA):     3,322

HSOTC:                                   36,690

Conditional award of performance shares under the

Lloyds TSB performance share plan:      124,374

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
20TH MARCH, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
861,775

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification      22ND MARCH, 2006






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).






(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
HOLDING OF DIRECTOR

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF DIRECTOR

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDIANRY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                      1,356

Hill Samuel Offshore Trust Company Limited (HSOTC):   22,710

Conditional award of performance shares under the

Lloyds TSB performance share plan:                    76,982




8 State the nature of the transaction
On 20th March 2006, 27,358 ordinary shares of 25 pence each were acquired for Mr. Tate at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 92,738 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Tate on the release date will depend on the extent to which the relevant performance target is met.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1                      1,356

HSOTC:                              50,068

Conditional award of performance shares under the

Lloyds TSB performance share plan: 169,720

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
20TH MARCH, 2006





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,113,056

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 22ND MARCH, 2006








NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).





(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
HOLDING OF DIRECTOR

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF DIRECTOR

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.G. Kane:                                 108,204

Miss D.M. Muirhead (Mrs. Kane):                 12,613

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                3,207

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

     - Mr. Kane: (Single company maxi ISA):      1,134

Hill Samuel Offshore Trust Company Limited (HSOTC):  22,171

Conditional award of performance shares under the

Lloyds TSB performance share plan:                   75,156



8 State the nature of the transaction
On 20th March 2006, 20,531 ordinary shares of 25 pence each were acquired for Mr. Kane at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 69,598 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Kane on the release date will depend on the extent to which the relevant performance target is met.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    Mr. A.G. Kane:                            108,204

    Miss D.M. Muirhead (Mrs. Kane):            12,613

    LTSBRCNL AESOP1:                            3,207

    LTSBR(I)NL:

    - Mr. Kane: (Single company maxi ISA):      1,134

    HSOTC:                                     42,702

    Conditional award of performance shares under the

    Lloyds TSB performance share plan:        144,754



    PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction
20TH MARCH, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,587,003

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     22ND MARCH, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).





(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director TERESA ARLENE DIAL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
HOLDING OF DIRECTOR

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF DIRECTOR

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
-




8 State the nature of the transaction
On 20th March 2006, 16,909 ordinary shares of 25 pence each were acquired for Ms Dial at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 57,322 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Ms Dial on the release date will depend on the extent to which the relevant performance target is met.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

HSOTC:       16,909

Conditional award of performance shares under the

Lloyds TSB performance share plan: 57,322

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
20TH MARCH , 2006





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-


18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
706,959

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 22ND MARCH, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).





(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director JOHN ERIC DANIELS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
HOLDING OF DIRECTOR

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF DIRECTOR

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. J.E. Daniels:                                             157,792

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                               3,207

Hill Samuel Offshore Trust Company Limited (HSOTC):            57,737

Conditional award of performance shares under the

Lloyds TSB performance share plan:                            195,720



8 State the nature of the transaction
On 20th March 2006, 50,944 ordinary shares of 25 pence each were acquired for Mr. Daniels at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 172,694 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Daniels on the release date will depend on the extent to which the relevant performance target is met.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MIMIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. J.E. DANIELS:                                 157,792

LTSBRCNL AESOP1:                                    3,207

HSOTC:                                            108,681

Conditional award of performance shares under the

Lloyds TSB performance share plan:                368,414

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
20TH MARCH, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
2,368,851

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     22ND MARCH, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).




(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
HOLDING OF DIRECTOR

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF DIRECTOR

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. Fairey:                          70,238

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):     2,511

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):              6,376

Hill Samuel Offshore Trust Company Limited (HSOTC): 31,901

Conditional award of performance shares under the

Lloyds TSB performance share plan:                 108,140





8 State the nature of the transaction
On 20th March 2006, 22,459 ordinary shares of 25 pence each were acquired for Mr. Fairey at 566.10p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 20th March 2009.

Also on 20th March, 2006 a conditional award of 76,134 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Fairey on the release date will depend on the extent to which the relevant performance target is met.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH MARCH, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. Fairey:                                70,238

LTSBRCNL AESOP1:                            2,511

LTSBR(I)NL:

- Mr. Fairey (Single company maxi ISA):     6,376

HSOTC:                                     54,360

Conditional award of performance shares under the

Lloyds TSB performance share plan:        184,274

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
20TH MARCH, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,865,272

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 22ND MARCH, 2006


    Secretary's Department       Direct line: 020-7356 1034
    25 Gresham Street            Network: 7-400 1034
    London                       Switchboard: 020-7626 1500
    EC2V 7HN                     Facsimile: 020-7356 1038
                                 Network Fax: 7-400 1038
    TNT: 89                      email: Sharon.Slattery@lloydstsb.co.uk

The London Stock Exchange

RNS

10 Paternoster Square                                22nd March, 2006

London EC4M 7LS



Dear Sirs

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors


Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 48,777 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.


The following directors, together with some 77,000 other employees, are potential participants in Shareplan and are, therefore, to be treated as interested in the 778,228 shares held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares).


Mr. J.E. Daniels

Ms. T.A. Dial

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. G.T. Tate

Mrs. H.A. Weir


This notification is made to comply with paragraph 3.1.4(R)(1)(b) of the disclosure rules.

Yours faithfully


        S.N. Slattery

        Senior Assistant Secretary


F:/LongTerm/DIRSINTS/2006 Shareplan/22.03.2006.doc

Lloyds TSB Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  22 March 2006